EXHIBIT 99.2

The Descartes Systems Group Inc.
                        2012 Annual Report

US GAAP Financial Results for 2012 Fiscal Year

Table of Contents

Letter from the CEO ...	3

Management's Discussion and Analysis of Financial Condition and Results of Operations ....................................................................................................................................	4

Overview ...	5

Consolidated Operations ...	7

Quarterly Operating Results ...	14

Liquidity and Capital Resources ...	15

Commitments, Contingencies and Guarantees ...	18

Outstanding Share Data ...	19

Application of Critical Accounting Policies ...	20

Change In / Initial Adoption of Accounting Policies ...................................................................................................................................................................................................	22

Controls and Procedures ...	23

Trends / Business Outlook ...	24

Certain Factors That May Affect Future Results ...	27

Management's Report on Financial Statements and Internal Control Over Financial Reporting ...............................................................................................................................	36

Report of Independent Registered Chartered Accountants ............................................................................................................................................................................................	37

Consolidated Financial Statements

Consolidated Balance Sheets ...	39

Consolidated Statements of Operations ...	40

Consolidated Statements of Shareholders' Equity ...	41

Consolidated Statements of Cash Flows ...	42

Notes to Consolidated Financial Statements ...	43

Corporate Information ...	73

Letter from the CEO

Dear Shareholders,

Descartes’ focus on delivering superior results for our customers fuelled our own solid financial performance in fiscal 2012, despite a challenging economic environment in Europe.

Logistics is the backbone of commerce. Descartes’ focus is helping logistics-intensive businesses work with each other. Uniting business in commerce has never been more important for improving the productivity, performance and security of logistics operations. In difficult economic times where shipment volumes fluctuate and costs increase, logistics-intensive companies need to become even more efficient to survive. It’s in these types of challenging times that customers can count on Descartes. Our solutions thrive on driving efficiencies.  For customers, our solutions don’t cost, they pay.

Our business continued to grow profitably in fiscal 2012 thanks to our customers. Customers continue to place their trust in our dedicated and experienced team members to guide them with efficient, profitable and compliant solutions that help them ship goods and deliver service.

By working as one learning team with our customers, in fiscal 2012, we also enhanced our Logistics Technology Platform and grew our logistics cloud through acquisitions. In June 2011, we added Telargo’s telematics solutions to our platform to deliver on our customers’ request to have routing, mobile, and telematics solutions available as one integrated suite. In November 2011, we combined with InterCommIT to enhance our ability to collect logistics data earlier in the “Purchase Order to Dock-Door Process” and enlarge our logistics-focused community in Europe. Finally, in January 2012, we joined forces with GeoMicro to enhance our domain expertise in geographic information systems and commercial turn-by-turn navigation. Together, these businesses put us in an even stronger position to drive additional value for customers.

In fiscal 2012, our team members had a FOCUS on expanding our network by Federating Our Customers by Uniting Systems. In fiscal 2013, our plan is to Invest to be the Best.  Our plan includes investments in our solutions, our operations, our partner relationships and our people – all with the goal of putting us in the strongest position to best serve our customers and continue delivering on our long-term operating plan.

At Descartes, we are metrics-driven, focused on results. We put our customers first, mindful that their successes are the driving force behind Descartes’ own success. In fiscal 2012, this enabled us to deliver another year of record operating results. We entered fiscal 2013 with a strong balance sheet, a proven ability to execute and a landscape of consolidation opportunities that can help make our customers even more successful. Most importantly, we entered the year with a continued motivation to help improve logistics operations to make the world more safe, secure and efficient.

We look forward to continuing to deliver for you and our customers in the coming year.

Arthur Mesher,
Chairman of the Board and Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2012, is referred to as the “current fiscal year,” “fiscal 2012,” “2012” or using similar words. Our fiscal year, which ended on January 31, 2011, is referred to as the “previous fiscal year,” “fiscal 2011,” “2011” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2013 refers to the annual period ending January 31, 2013 and the “fourth quarter of 2013” refers to the quarter ending January 31, 2013.

This MD&A, which is prepared as of March 9, 2012, covers our year ended January 31, 2012, as compared to years ended January 31, 2011 and 2010. You should read the MD&A in conjunction with our audited consolidated financial statements for 2012. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest, and that we will see a smaller increase in our second fiscal quarter going forward due to recent departures of customers for our legacy ocean services; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our planning for anticipated loss of revenues and customers in fiscal 2013 and beyond; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; use of proceeds from previously completed financings or other transactions; allocation of purchase price for completed acquisitions; our expectations regarding future cost-reduction activities; expenses, including amortization of intangibles and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; anticipated geographic break-down of business and revenues; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements and our anticipated growth strategy; our ability to raise capital; and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading and status messages); regulatory compliance and customs filing; route and resource planning, execution, monitoring and reporting; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (or RiMMS) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling, inventory visibility, and global trade and compliance systems (GT&C), such as customs filing.

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite the highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
To help deliver the advantages of RiMMS solutions to customers, Descartes developed the Logistics Technology Platform. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of network, applications and community.

The Logistics Technology Platform fuses Descartes’ Global Logistics Network (GLN), one of the world's most extensive logistics networks covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management applications. The Logistics Technology Platform leverages one of the world’s largest multimodal logistics communities to enable companies to quickly and cost-effectively connect and collaborate.

The applications available over the Logistics Technology Platform that work in conjunction with the GLN, help transportation companies and logistics service providers (LSPs) better control their shipment management process, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment.

Applications are also available on the Logistics Technology Platform to help manufacturer, retailer, distributor and mobile service provider (MRDM) enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these applications arm the customer service departments of private fleets and contract carriers with information about the location, availability, usage and scheduling of vehicles so they can provide better information to their own clients.

Our applications are designed to support:

•	GT&C – which encompasses the preparation and filing of the necessary electronic documentation relating to a shipment, such as cross-border customs documentation, freight waybills or manifests;
•
SCE – which entails the processes related to managing shipments from their point of origin to their point of destination, as well as the documents related to those shipments (e.g. booking data, orders, contracts and rates, shipment status, proof of delivery, invoices, payments, etc.); and

•	MRM – which involves tracking, information gathering, measuring, reporting, compliance filing, delegating and optimizing the use of mobile assets and people that are involved in the movement of goods.

The Logistics Technology Platform supports a community of over 35,000 trading partners sending over 1 billion messages annually in over 160 countries. Designed specifically for logistics processes and their users, the Logistics Technology Platform enables organizations to centrally manage information, deliver messages and transform data so they can efficiently and effectively gain better control of global inbound and outbound shipments and improve profitability.

By uniting the reach of the GLN with the power of these applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

Sales and Distribution
Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDMs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces (Open SCIs), which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates
On June 10, 2011, we acquired privately-held Telargo Inc., (“Telargo”), a provider of telematics solutions. Telargo is a software-as-a-service (“SaaS”) provider of MRM telematics solutions that enable its clients to monitor and manage mobile assets and help fleet owners comply with various transportation regulations.

On November 2, 2011, we acquired privately-held InterCommIT B.V. (“InterCommIT”), a provider of business-to-business integration-as-a-service. InterCommIT is a SaaS provider of electronic data management services that enable its clients to seamlessly exchange data electronically.

On January 20, 2012, we acquired privately-held GeoMicro, Inc. (“GeoMicro”), a leading California-based provider of advanced geographic information systems and commercial turn-by-turn navigation. GeoMicro’s platform enables advanced routing, navigation, field service, and spatial data business intelligence solutions.

Consolidated Operations

The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

Year ended	January 31,	January 31,	January 31,
	2012	2011	2010
Total revenues	114.0	99.2	73.8
Cost of revenues	38.3	33.9	23.0
Gross margin	75.7	65.3	50.8
Operating expenses	46.3	42.1	35.8
Other charges	2.1	4.0	1.7
Amortization of intangible assets	12.0	11.5	6.9
Income from operations	15.3	7.7	6.4
Investment income	0.1	0.2	0.3
Income before income taxes	15.4	7.9	6.7
Income tax expense (recovery)	3.4	(3.6)	(7.6)
Net income	12.0	11.5	14.3

EARNINGS PER SHARE
Basic	0.19	0.19	0.26
Diluted	0.19	0.18	0.25
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,218	61,523	55,389
Diluted	63,400	62,888	56,437
OTHER PERTINENT INFORMATION
Total assets	258.9	241.3	208.2

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of  the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period. License revenues are derived from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

Year ended	January 31,	January 31,	January 31,
	2012	2011	2010
Services revenues	105.7	93.7	69.6
Percentage of total revenues	93%	94%	94%

License revenues	8.3	5.5	4.2
Percentage of total revenues	7%	6%	6%
Total revenues	114.0	99.2	73.8

Our services revenues were $105.7 million, $93.7 million and $69.6 million in 2012, 2011 and 2010, respectively. The increase in services revenues in 2012 was primarily due to the inclusion of a full year of services revenues from our acquisitions of Porthus NV (“Porthus”), Imanet (“Imanet”) and Routing International NV (“Routing International”) during 2011, as well as the inclusion of service revenues from our acquisitions of Telargo, InterCommIT and GeoMicro during 2012.

The increase in services revenues in 2011 from 2010 is primarily due to the inclusion of a full year of services revenues from our acquisition of Scancode Systems Inc. (“Scancode”) during 2010, as well as the inclusion of services revenues from our acquisitions of Porthus, Imanet and Routing International during 2011.

Our license revenues were $8.3 million, $5.5 million and $4.2 million in 2012, 2011 and 2010, respectively. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Delivery Management suite to MRDM enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 93%, 94% and 94% in 2012, 2011 and 2010, respectively. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic location of customer (in millions of dollars):

Year Ended	January 31,	January 31,	January 31,
	2012	2011	2010
United States	48.6	44.9	44.5
Percentage of total revenues	43%	45%	60%

Canada	15.1	13.0	9.2
Percentage of total revenues	13%	13%	13%

Americas, excluding Canada and United States	1.2	1.0	0.8
Percentage of total revenues	1%	1%	1%

Belgium	19.3	17.7	1.5
Percentage of total revenues	17%	18%	2%

Europe, Middle-East and Africa (“EMEA”), excluding Belgium	24.5	19.1	14.2
Percentage of total revenues	21%	19%	19%

Asia Pacific	5.3	3.5	3.6
Percentage of total revenues	5%	4%	5%
Total revenues	114.0	99.2	73.8

Revenues from the United States were $48.6 million, $44.9 million and $44.5 million in 2012, 2011 and 2010, respectively. The increase in 2012 was primarily attributable to the inclusion of revenue in the United States from our acquisitions of Telargo and GeoMicro, increased shipping volumes, as well as new customers in the MRM market in the United States. The increase in revenues from the United States is also due to increased license revenues.

The increase in 2011 as compared to 2010 was primarily due to the inclusion of a full year of revenue in the United States from our acquisition of Scancode as well as increased license revenues. These increases were partially offset by the recent departure of certain customers for our legacy ocean services.

Revenues from Canada were $15.1 million, $13.0 million and $9.2 million in 2012, 2011 and 2010, respectively. The increase in 2012 was primarily attributable to the inclusion of a full period of Canadian revenues from our acquisition of Canadian-based Imanet in 2011. Revenues from Canada in 2012 were also impacted by favourable foreign exchange rates for the translation of Canadian dollar revenues as compared to 2011.

The increase in 2011 as compared to 2010 was principally due to the inclusion of a full year of Canadian-based revenues from our acquisitions of Scancode and Imanet. Revenues from Canada in 2011 were also impacted by favourable foreign exchange rates for the translation of Canadian dollar revenues as compared to 2010.

Revenues from the Americas region, excluding Canada and the United States, were $1.2 million, $1.0 million and $0.8 million in 2012, 2011 and 2010, respectively. The increase in 2012 compared to 2011 was principally due to increased license revenues from resellers.

The increase in 2011 as compared to 2010 was primarily due to increased license revenues.

Revenues from Belgium were $19.3 million, $17.7 million and $1.5 million in 2012, 2011 and 2010, respectively. The increase in 2012 was principally due to the inclusion of a full year of revenue from our acquisitions of Belgian-based Porthus and Routing International in 2011.

The increase in 2011 as compared to 2010 was principally due to the acquisitions of Belgian-based Porthus and Routing International.

Revenues from the EMEA region, excluding Belgium, were $24.5 million, $19.1 million and $14.2 million in 2012, 2011 and 2010, respectively. The increase in 2012 was primarily due to inclusion of a full year of revenue from our acquisitions of Porthus and Routing International in 2011, as well as the acquisition of InterCommIT in 2012. The increase in 2012 is also due to the favourable impact of foreign exchange rates for the translation of revenues earned in euros as compared to 2011.

The increase in 2011 as compared to 2010 was primarily due to the acquisitions of Porthus and Routing International. These increases were partially offset by the unfavourable impact of foreign exchange rates for the translation of revenues earned in euros as compared to 2010.

Revenues from the Asia Pacific region were $5.3 million, $3.5 million and $3.6 million in 2012, 2011 and 2010, respectively. The increase in 2012 as compared to 2011 was principally due to the inclusion of revenues from our acquisition of Telargo.

The decrease in 2011 as compared to 2010 was primarily due to lower license revenues.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2012	2011	2010
Services
Services revenues	105.7	93.7	69.6
Cost of services revenues	36.3	32.7	22.0
Gross margin	69.4	61.0	47.6
Gross margin percentage	66%	65%	68%
License
License revenues	8.3	5.5	4.2
Cost of license revenues	2.0	1.2	1.0
Gross margin	6.3	4.3	3.2
Gross margin percentage	76%	78%	76%
Total
Revenues	114.0	99.2	73.8
Cost of revenues	38.3	33.9	23.0
Gross margin	75.7	65.3	50.8
Gross margin percentage	66%	66%	69%

Cost of services revenues consists of internal costs of running our systems and applications, as well as salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 66%, 65% and 68% in 2012, 2011 and 2010, respectively. The increase in 2012 compared to 2011 was primarily due to creation of operating efficiencies. This increase was partially offset by the acquisition of Telargo in 2012, which currently operates at lower margins than our other services revenue streams.

The decrease in 2011 compared to 2010 was primarily due to the acquisition of Porthus which operated at lower margins than our other services revenue streams.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and royalties.

Gross margin percentage for license revenues was 76%, 78%, and 76% in 2012, 2011 and 2010, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology and the type of third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa. This was the primary contributor to the changes in license margins in 2012, 2011 and 2010.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $46.3 million, $42.1 million and $35.8 million for 2012, 2011 and 2010, respectively. The increase in operating expenses over those three years primarily arose from the addition of businesses that we acquired during that period.

Our operating expenses in 2010 were impacted by a $2.9 million increase in stock-based compensation expense which increased from $0.5 million in 2009 to $3.4 million in 2010 and subsequently decreased to $1.1 million and $1.2 million in 2011 and 2012, respectively. As described in Note 2 to the consolidated financial statements, the increased stock-based compensation expense in 2010, 2011 and 2012 compared to 2009 is due to a change of forfeiture rate estimates used in the calculation of stock-based compensation expense. This change of estimate resulted in $1.8 million in additional stock-based compensation expense in 2010, and the correction of an immaterial error of $1.1 million, of which $0.5 million pertained to 2009 and $0.6 million to 2008.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2012	2011	2010
Total revenues	114.0	99.2	73.8

Sales and marketing expenses	13.0	11.5	10.6
Percentage of total revenues	11%	12%	14%

Research and development expenses	19.0	17.0	14.5
Percentage of total revenues	17%	17%	20%

General and administrative expenses	14.3	13.6	10.7
Percentage of total revenues	13%	14%	14%
Total operating expenses	46.3	42.1	35.8
Percentage of total revenues	41%	42%	49%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $13.0 million, $11.5 million and $10.6 million in 2012, 2011 and 2010, respectively, representing as a percentage of total revenues 11%, 12% and 14% in 2012, 2011 and 2010, respectively. The increase in sales and marketing expenses in 2012 as compared to 2011 is primarily due to the acquisitions in 2012 of Telargo, InterCommIT and GeoMicro, as well as the inclusion of a full year of expenses for Porthus, Imanet and Routing International. The increase in 2012 as compared to 2011 is also a result of an unfavourable foreign exchange impact from our Canadian dollar and euro denominated sales and marketing expenses.

Sales and marketing expenses increased in 2011 as compared to 2010 from the acquisition of Porthus and to a lesser extent the acquisitions of Imanet and Routing International. The increase in 2011 as compared to 2010 is also a result of an unfavourable foreign exchange impact from our Canadian dollar sales and marketing expenses while a favourable foreign exchange impact from our euro denominated sales and marketing expenses partially offset this increase in 2011.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2012, 2011 and 2010. Research and development expense was $19.0 million, $17.0 million and $14.5 million in 2012, 2011 and 2010, respectively, representing as a percentage of total revenues 17%, 17% and 20% in 2012, 2011 and 2010, respectively. The increase in research and development expenses in 2012 as compared to 2011 is primarily attributable to increased payroll and related costs from the acquisitions of Telargo, InterCommIT and GeoMicro in 2012, as well as the inclusion of a full year of expenses for Porthus, Imanet and Routing International. The increase in 2012 as compared to 2011 is also a result of an unfavourable foreign exchange impact from our Canadian dollar and euro denominated research and development expenses.

The increase in research and development expenses in 2011 as compared to 2010 is primarily attributable to increased payroll and related costs from the acquisition of Porthus and to a lesser extent Imanet and Routing International. The increase in 2011 as compared to 2010 is also a result of an unfavourable foreign exchange impact from our Canadian dollar research and development expenses while a favourable exchange impact from our euro denominated research and development expenses partially offset this increase in 2011.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $14.3 million, $13.6 million and $10.7 million in 2012, 2011 and 2010, respectively, representing as a percentage of total revenues 13%, 14% and 14% in 2012, 2011 and 2010, respectively. The increase in general and administrative expenses in 2012 as compared to 2011 is primarily attributable to additional general and administrative expenses associated related to our recent acquisitions. The increase in 2012 as compared to 2011 is also a result of an unfavourable foreign exchange impact from our Canadian dollar and euro denominated general and administrative expenses.

The increase in general and administrative expenses in 2011 as compared to 2010 is primarily attributable to additional general and administrative expenses associated with Porthus. The increase in 2011 as compared to 2010 is also a result of an unfavourable foreign exchange impact from our Canadian dollar general and administrative expenses while a favourable exchange impact from our euro denominated general and administrative expenses partially offset this increase in 2011.

Other charges consist primarily of acquisition-related costs and restructuring charges. Other charges were $2.1 million, $4.0 million and $1.7 million in 2012, 2011 and 2010, respectively. The decrease in 2012 as compared to 2011 was due to $0.5 million in 2012, compared to $2.1 million in 2011, of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities. The decrease is also due to a one-time $0.4 million write-off, in 2011, of computer software assets acquired as part of the Porthus acquisition.

The increase in 2011 as compared to 2010 was primarily due to $2.1 million in 2011, compared to $0.8 million in 2010, of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities. This increase was also attributable to the inclusion of $1.5 million of acquisition-related costs in 2011, compared to $0.9 million of such costs in 2010. The 2011 acquisition-related costs were primarily professional fees related to our acquisitions of Porthus, Imanet and Routing International. In 2011, other charges also included $0.4 million related to the write-off of computer software assets acquired as part of the Porthus acquisition.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, associated with acquisitions completed by us as of January 31, 2012. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $12.0 million, $11.5 million and $6.9 million in 2012, 2011 and 2010, respectively. The increase in amortization expense over those three years primarily arose from the addition of businesses that we acquired during that period. As at January 31, 2012, the unamortized portion of all intangible assets amounted to $46.7 million.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Investment income was $0.1 million, $0.2 million and $0.3 million in 2012, 2011 and 2010, respectively. The decrease in investment income over those three years is principally a result of lower interest rates in the 2012 and 2011 periods.

Income tax expense (recovery) is comprised of current and deferred income tax expense (recovery). Income tax expense (recovery) for 2012, 2011 and 2010 was 22%, (46%) and (113%) of income before income taxes, respectively, with current income tax expense being approximately 9%, 4% and 13% of income before income taxes, respectively.

Income tax expense – current was $1.4 million, $0.3 million and $0.9 million in 2012, 2011 and 2010, respectively. Current income taxes arise primarily from US income that is subject to federal alternative minimum tax and that is not fully sheltered by loss carryforwards in certain US states, Canadian income earned by Imanet, income earned by the Belgian and Slovakian operations of Porthus, income earned by InterCommIT, and income earned by the France and Netherlands operations of Routing International.

Income tax expense (recovery) – deferred was $1.9 million, ($3.9) million and ($8.5) million in 2012, 2011 and 2010, respectively. The deferred income tax expense increased in 2012 relative to 2011, primarily as a result of utilizing loss carryforwards to offset increased taxable income, especially in Canada.  In addition, a release of valuation allowances in the UK and Netherlands increased the deferred income tax recovery in 2011, but this recovery did not recur in 2012.  Partially offsetting the increase in deferred income tax expense was a change in valuation allowance and other tax estimates in the United States.

A net deferred tax asset of $33.9 million is recorded on our 2012 consolidated balance sheet for tax benefits that we currently expect to realize in future years. We have provided a valuation allowance of $33.9 million in 2012 for the amount of tax benefits that are not currently expected to be realized. In determining the valuation allowance, we considered various factors by taxing jurisdiction, including our currently estimated taxable income over future periods, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in an increase (recovery) or decrease (expense) to the deferred tax assets recorded on our consolidated balance sheets.

Overall, we generated net income of $12.0 million, $11.5 million and $14.3 million in 2012, 2011 and 2010, respectively. The $0.5 million increase in 2012 from 2011 was primarily a result of a $10.4 million increase in gross margin, a $1.9 million decrease in other charges, partially offset by a $7.0 million increase in income tax expense, a $4.2 million increase in operating expenses, a $0.5 million increase in amortization of intangible assets, and a $0.1 million decrease in investment income.

The $2.8 million decrease in 2011 from 2010 was primarily a result of a $6.3 million increase in operating expenses, a $4.6 million increase in amortization of intangible assets, a $4.0 million decrease in income tax recovery, a $2.3 million increase in other charges and a $0.1 million decrease in investment income. Partially offsetting these changes was a $14.5 million increase in gross margin.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2011	2011	2011	2012
2012
Revenues	27,076	28,841	28,502	29,571	113,990
Gross margin	18,162	19,058	19,007	19,450	75,677
Operating expenses	11,239	11,618	11,403	12,065	46,325
Net income	2,152	2,640	2,724	4,510	12,026
Basic earnings per share	0.03	0.04	0.04	0.07	0.19
Diluted earnings per share	0.03	0.04	0.04	0.07	0.19
Weighted average shares outstanding (thousands):
Basic	61,881	62,221	62,350	62,410	62,218
Diluted	63,194	63,358	63,408	63,629	63,400

	April 30,	July 31,	October 31,	January 31,	Total
	2010	2010	2010	2011
2011
Revenues	21,286	25,249	25,787	26,853	99,175
Gross margin	13,899	16,696	17,208	17,497	65,300
Operating expenses	9,417	10,951	10,968	10,760	42,096
Net income	192	2,023	1,616	7,708	11,539
Basic earnings per share	-	0.03	0.03	0.13	0.19
Diluted earnings per share	-	0.03	0.03	0.12	0.18
Weighted average shares outstanding (thousands):
Basic	61,432	61,481	61,526	61,651	61,523
Diluted	62,681	62,718	62,849	63,181	62,888

Our services revenues continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period, but, going forward with the recent loss of ocean customers, our trends will follow general industry shipment and transactional volumes. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Revenues have been positively impacted by the eight acquisitions that we have completed since the beginning of 2010. In addition, over the past three fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of US, Canadian and European Union customs regulations. These increases have been tempered by the general economic downturn that started impacting our business and global shipping volumes in 2009.

In 2011, net income was positively impacted by the acquisitions of Porthus, Imanet and Routing International. Net income was also impacted by $0.6 million, $0.3 million, $0.2 million and $0.9 of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities expensed in the first, second, third and fourth quarters of 2011, respectively. As well, $0.9 million, $0.5 million and $0.2 million of acquisition-related costs were incurred in the first, second and fourth quarters of 2011, respectively. Net income in the third quarter of 2011 was negatively impacted by $0.4 million related to the write-off of certain computer software assets acquired as part of the Porthus acquisition. These assets were made redundant during the period as we continued to integrate Porthus into our operations. An income tax recovery of $5.2 million also contributed to net income in the fourth quarter of 2011. The income tax recovery resulted primarily from a $6.9 million reduction in the valuation allowance for deferred tax assets in our Netherlands and United Kingdom operations, partially offset by the recognition of additional valuation allowance for deferred tax assets in our Dexx BVBA (“Dexx”) and Australian operations.

In the first quarter of 2012, net income was positively impacted by the strengthening of the euro in comparison to the US dollar, while the strengthening of the Canadian dollar in comparison to the US dollar negatively impacted net income. Also negatively impacting net income was $0.3 million of acquisition-related costs with respect to completed and prospective acquisitions.

In the second quarter of 2012, our revenues and expenses increased as a result of including a partial quarter of revenues and expenses from the acquisition of Telargo. As well, revenue was positively impacted by increased shipping volumes and new customers in the MRM market. Net income was negatively impacted by $0.3 million of acquisition-related costs and $0.1 million of restructuring charges.

In the third quarter of 2012, our revenues and expenses increased as a result of including a full quarter of revenues and expenses from our acquisition of Telargo. Net income was negatively impacted by $0.4 million of acquisition-related costs and restructuring charges.

In the fourth quarter of 2012, our revenues and expenses increased as a result of including a partial quarter of revenues and expenses from our acquisitions of InterCommIT and GeoMicro. As well, net income was negatively impacted by $0.7 million of acquisition-related costs and $0.4 million of restructuring charges.

Our weighted average shares outstanding has increased since the first quarter of 2011 due to periodic employee stock option exercises.

Liquidity and Capital Resources

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations and sales of debt and equity securities. As at January 31, 2012, we had $65.5 million in cash and cash equivalents and $3.0 million in unused available lines of credit. As at January 31, 2011, prior to our acquisitions of Telargo, InterCommIT and GeoMicro, we had $69.6 million in cash and cash equivalents and $3.0 million in available lines of credit.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating leases. We also believe that we have the ability to generate sufficient amounts of cash and cash equivalents in the long-term to meet planned growth targets and fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction.

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

Year ended	January 31,	January 31,	January 31,
	2012	2011	2010
Cash provided by operating activities	23.9	19.9	16.5
Additions to capital assets	(4.7)	(1.6)	(1.6)
Proceeds from the sale of investment in affiliate	-	0.5	-
Business acquisitions, net of cash acquired	(21.3)	(45.0)	(15.0)
Issuance of common shares, net of issue costs	1.7	1.1	40.3
Repayment of financial liabilities	(4.3)	(0.4)	-
Effect of foreign exchange rate on cash, cash equivalents and short-term investments	0.6	0.5	(3.2)
Net change in cash, cash equivalents and short-term investments	(4.1)	(25.0)	37.0
Cash, cash equivalents and short-term investments, beginning of period	69.6	94.6	57.6
Cash, cash equivalents and short-term investments, end of period	65.5	69.6	94.6

Cash provided by operating activities was $23.9 million, $19.9 million and $16.5 million for 2012, 2011 and 2010, respectively. For 2012, the $23.9 million of cash provided by operating activities resulted from $12.0 million of net income, plus $17.8 million of non-cash items included in net income and less $5.9 million of cash used in changes in our operating assets and liabilities. For 2011, the $19.9 million of cash provided by operating activities resulted from $11.5 million of net income, plus adjustments for $11.7 million of non-cash items included in net income and less $3.3 million of cash used in changes in our operating assets and liabilities. For 2010, the $16.5 million of cash provided by operating activities resulted from $14.3 million of net income, plus adjustments for $3.9 million of non-cash items included in net income and less $1.7 million of cash used in changes in our operating assets and liabilities. Cash provided by operating activities increased in 2012 compared to 2011, primarily due to net income adjusted for non-cash expenses which increased $6.6 million in 2012 compared to 2011. This increase was partially offset by cash used in changes in our operating assets and liabilities which increased $2.6 million in 2012 compared to 2011. Cash provided by operating activities increased in 2011 compared to 2010, primarily due to net income adjusted for non-cash expenses which increased $5.0 million in 2011 compared to 2010. This increase was partially offset by cash used in changes in our operating assets and liabilities which decreased $1.6 million in 2011 compared to 2010.

Additions to capital assets of $4.7 million, $1.6 million and $1.6 million in 2012, 2011 and 2010, respectively, were primarily composed of investments in computing equipment and software to support our network and build out infrastructure. The increase in additions in 2012 was primarily composed of investments in software related to the implementation of a new enterprise resource planning (ERP) system.

Proceeds from the sale of investment in affiliate of $0.5 million in 2011 were related to the sale of the investment in Desk Solutions NV, which was acquired as part of the Porthus acquisition. There was no such sale of investment in affiliates during 2012.

Business acquisitions, net of cash acquired of $21.3 million in 2012 was primarily comprised of $5.0 million of cash, net of cash acquired, for the acquisition of Telargo, $13.6 million of cash, net of cash acquired, for the acquisition of InterCommIT and $2.7 million of cash, net of cash acquired, for the acquisition of GeoMicro.

Business acquisitions, net of cash acquired of $45.0 million in 2011 were primarily comprised of $34.6 million of cash, net of cash acquired, for the acquisition of Porthus, $5.8 million of cash, net of cash acquired, for the acquisition of Imanet and $4.1 million of cash, net of cash acquired, for the acquisition of Routing International. The balance of this amount consists of additional purchase price paid for business acquisitions we completed prior to 2011.

Business acquisitions, net of cash acquired of $15.0 million in 2010 were primarily comprised of $8.9 million of cash, net of cash acquired, for the acquisition of Oceanwide Inc. (“Oceanwide”) and $5.9 million of cash, net of cash acquired, for the acquisition of Scancode. The balance of this amount consists of additional purchase price and acquisition-related cost paid in 2010 for business acquisitions that we completed prior to 2010.

Issuance of common shares of $1.7 million in 2012 and $1.1 million in 2011 was a result of the exercise of employee stock options.

The $40.3 million of cash provided by issuance of common shares in 2010 was comprised of $39.0 million net cash proceeds received from the issuance of 7,170,404 common shares pursuant to our October 2009 bought-deal share offering, including the over-allotment option exercised by the underwriters and $1.3 million from the exercise of employee stock options.

Repayment of financial liabilities of $4.3 million in 2012 was primarily due to repayment of debt obligations acquired as part of the Telargo acquisition.

Repayment of financial liabilities of $0.4 million in 2011 was primarily due to repayment of debt obligations acquired as part of the Porthus, Imanet and Routing International acquisitions.

Working capital. As at January 31, 2012, our working capital (current assets less current liabilities) was $78.2 million. Current assets include $65.5 million of cash and cash equivalents, $17.2 million in current trade receivables and $12.4 million in current deferred tax assets. Current liabilities include $12.2 million of accrued liabilities, $6.6 million of deferred revenue and $5.2 million of accounts payable. Our working capital has decreased since January 31, 2011 by $0.3 million, primarily as a result of net income of $12.0 million, offset by cash used for business.

Cash and cash equivalents and short-term investments. As at January 31, 2012, all funds were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian, US and European banks. Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less.

Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating and capital lease obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	3.3	4.5	2.3	1.0	11.1
Capital lease obligations	0.1	0.1	-	-	0.2
Total	3.4	4.6	2.3	1.0	11.3

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations
Income taxes
We believe that it is reasonably possible that the gross unrecognized tax benefit as of January 31, 2012 could increase tax expense in the next twelve months by $4.9 million primarily relating to underlying uncertain tax positions, relating primarily to the tax years becoming statute barred for the purpose of future tax examinations by local taxing jurisdictions and the expiration of competent authority relief.

Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 15 to the consolidated financial statements, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the TSX at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested RSUs of $1.9 million for which no liability was recorded on our consolidated balance sheet at January 31, 2012, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718 “Compensation – Stock Compensation” (“ASC Topic 718”). The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB ASC Topic 460, “Guarantees” (“ASC Topic 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreement with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparties as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability on our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of March 8, 2012, we had 62,432,727 common shares issued and outstanding.

As of March 8, 2012, there were 2,987,251 options issued and outstanding, and 212,218 remaining available for grant under all stock option plans.

On December 21, 2010, we announced that the TSX had approved the purchase by us of up to an aggregate of 4,997,322 common shares of Descartes pursuant to a normal course issuer bid. The purchases could occur from time to time until December 22, 2011, through the facilities of the TSX and/or the NASDAQ, if and when we consider advisable. As of March 8, 2012 there were no purchases made pursuant to this normal course issuer bid. We did not renew the normal course issuer bid in fiscal 2012.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. At the annual shareholders meeting held on June 2, 2011, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the fiscal 2012 consolidated financial statements.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the fiscal 2012 consolidated financial statements:

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, the amount of revenue to allocate to individual elements in a multiple element arrangement, the selling price and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Government Grants
Government grants relating to costs are deferred and recognized in the statements of operations as a reduction of expense over the period necessary to match them with the costs that they are intended to compensate.

Long-Lived Assets
We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, assessing qualitative factors and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Stock-based compensation
We adopted ASC Topic 718 effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations since February 1, 2006 based on the straight-line attribution method.

The fair value of stock option grants is calculated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Income Taxes
We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We record deferred tax assets on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. Over recent years, we determined that there was sufficient positive evidence such that it was more likely than not that we would utilize all or a portion of deferred tax assets in certain jurisdictions, to offset taxable income in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in at least the current and two preceding tax years. As such, over recent years, we have reduced our valuation allowance by amounts which represent the amount of tax loss carry forwards that we project will be used to offset taxable income in these jurisdictions over the ensuing six-year period. In making the projection for the six-year period, we made certain assumptions, including the following: (i) that there will be continued customer migration from technology platforms owned by our US entity and our Swedish entity to a technology platform owned by another entity in our corporate group, further reducing taxable income in the US and Sweden; and (ii) that tax rates in these jurisdictions will be consistent over the six-year period of projection, except in Canada where rates are expected to decrease through 2015 and then remain consistent thereafter. Any further change to increase or decrease the valuation allowance for the deferred tax assets would result in an income tax expense or income tax recovery, respectively, on the consolidated statements of operations.

Business Combinations
In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. Changes to the estimate and assumptions used in determining our purchase price allocation may result in material differences depending on the size of the acquisition completed.

Inventory
Finished goods inventories are stated at the lower of cost and market value. Market value is the current replacement cost of the inventory. The cost of finished goods is determined on the basis of the first-in-first-out method.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements
In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements”. Specifically ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method and requires entities to allocate revenue using the relative-selling-price method. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which was our fiscal year beginning February 1, 2011. The adoption of this amendment has not had a material impact on our results of operations to date.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition”. The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which was our fiscal year beginning February 1, 2011. The adoption of this amendment has not had a material impact on our results of operations to date.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06  is effective for the first reporting period beginning after December 15, 2009, which was our reporting period ended April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, which was our fiscal year beginning February 1, 2011. The adoption of ASU 2010-06, including the requirements adopted in the current period, has not had a material impact on our results of operations or disclosure to date.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition – Milestone Method” (“ASU 2010-17”). ASU 2010-17 establishes a revenue recognition model for contingent consideration that is payable upon achievement of an uncertain future milestone. ASU 2010-17 applies to research and development arrangements and requires a milestone payment be recorded in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities will not be precluded from making an accounting policy decision to apply another appropriate accounting policy that results in the deferral of some portion of the milestone payment. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010, which was our fiscal year beginning February 1, 2011. The adoption of this amendment has not had a material impact on our results of operations to date.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 clarifies that a public entity presenting comparative financial statements, should disclose revenue and earnings of the combined entity as though any business combinations that occurred during the current fiscal year had occurred as of the beginning of the comparative period. In addition ASU 2010-29 also expands the supplemental pro forma disclosures under ASC Topic 805 to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for acquisitions taking place in fiscal periods beginning on or after December 15, 2010, which was our fiscal year beginning February 1, 2011.The adoption of ASU 2010-29 has not had a material impact on our results of operations or disclosure to date.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”). ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test described in ASC Topic 350-20 “Intangibles – Goodwill and Other: Goodwill”. ASU 2011-08 is effective for condensed and annual periods beginning after December 15, 2011, with the option of early adoption. The adoption of ASU 2011-08 has been completed for our fiscal 2012 third quarter results. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements not yet adopted
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measures. ASU 2011-04 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires the presentation of the statement of income and other comprehensive income consecutively. ASU 2011-05 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 amends certain pending paragraphs in Update 2011-05 to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in Update 2011-05 are not affected by this update. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management evaluated our disclosure controls and procedures (as defined in National Instrument 52-109) as of January 31, 2012. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting (as defined in National Instrument 52-109) as of January 31, 2012, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2012, our internal control over financial reporting was effective.

Trends / Business Outlook

This section discusses our outlook for fiscal 2013 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes, compared to our first quarter being the weakest quarter for shipment volumes. Historically, in our second fiscal quarter, we have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period.  In our second fiscal quarter ended July 31, 2011, we did not see, and going forward, we do not expect to see, as large an increase in our second fiscal quarter revenues as we have seen historically in the second fiscal quarter, primarily due to departures of customers for our legacy ocean services in prior fiscal periods.

CBP enforces e-manifest initiatives requiring vehicles entering the US, including planes, trucks and ocean liners, to file an electronic manifest, providing CBP with an advance electronic notice of the contents of the vehicle. A similar e-manifest advanced notification initiative, called Advanced Commercial Information (“ACI”), has been developed for Canadian land ports by Canadian Border Service Agency with a phased implementation which began in the fourth quarter of calendar 2010. Similar advanced notification manifest security filing requirements have been introduced in the European Union (“EU”), and import controls systems began being phased in at different EU member states with export control systems and enforcement penalties to follow at a later date. We have various customs compliance services specifically designed to help with these advance notification filing requirements. The implementations in Canada and the EU are expected to span at least 18 months, and we anticipate that our revenues will continue to be positively impacted by these initiatives in fiscal 2013.

In fiscal 2012, our services revenues comprised 93% of our total revenues, with the balance being license revenues. We expect that our focus in fiscal 2013 will remain on generating services revenues, primarily by promoting use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. For fiscal 2013, based on our historical experience, we anticipate that over a one-year period we may lose approximately 3% to 5% of our aggregate revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline calibration,” a non-GAAP financial measure, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. We define our “baseline revenues,” a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses,” a non-GAAP financial measure, as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets and deferred compensation), stock-based compensation, acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated to anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At February 1, 2012, using foreign exchange rates of CDN $1.00 to $1.00 and the euro 1.32 to $1.00, we estimated that our baseline revenues for the first quarter of 2013 were approximately $28.0 million and our baseline operating expenses were approximately $21.4 million. We consider this to be our baseline calibration of approximately $6.6 million for the first quarter of 2013, or approximately 24% of our baseline revenues as at February 1, 2012.

In fiscal 2012, we incurred $0.5 million in restructuring charges as we continue to re-calibrate our business through the implementation of cost reduction initiatives and further accelerate integration activity for acquired companies. We expect to incur $0.1 million to $0.2 million in additional charges pursuant to established restructuring and integration plans in fiscal 2013.

We anticipate that in fiscal 2013, the significant majority of our business will continue to be in the Americas regions, while our presence in the EMEA regions will continue to increase. We anticipate that revenues from the Asia Pacific region will continue to represent approximately 3% to 5% of our total revenues in fiscal 2013.

We estimate that amortization expense for existing intangible assets will be $12.0 million for 2013, $11.4 million for 2014, $9.3 million for 2015, $6.7 million for 2016, $5.1 million for 2017 and $2.2 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim and subject to fluctuations in foreign exchange rates.

We anticipate that stock-based compensation expense in fiscal 2013 will be approximately $0.4 million to $0.5 million, subject to any necessary quarterly adjustments resulting from reconciling estimated stock option forfeitures to actual stock option forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350 on October 31, 2011 and determined that there was no evidence of impairment as of that date. We are currently scheduled to perform our next annual impairment test on October 31, 2012. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

In 2012, capital expenditures were $4.7 million, or 4% of revenues, as we began implementing a new ERP system and continued to invest in our network and build out our administrative infrastructure. While we are still advancing on these initiatives we anticipate that we will incur up to $4.0 million in capital expenditures in fiscal 2013.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates in fiscal 2013, going forward. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration. By way of illustration, 52% of our revenues in 2012 were in US dollars, 29% in euro, 15% in Canadian dollars, and the balance in mixed currencies, while 31% of our operating expenses are in US dollars, 33% in Canadian dollars, 31% in euro, and the balance in mixed currencies.

As at March 8, 2012, we had 84,060 outstanding deferred share units and 329,570 outstanding restricted share units. DSUs and RSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. RSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and RSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods will require us to record an expense recovery. For DSUs, the amount of any expense or recovery is based on the entire number of DSUs outstanding as DSUs are fully vested upon award. For RSUs, the amount of any expense or recovery is based on the number of RSUs that were expensed in the applicable reporting period as employees performed services, but that have not yet vested or been paid pursuant to the terms of the RSU grant. Because the expense is subject to fluctuations in our stock price, we are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration.

As of January 31, 2012, our gross amount of unrecognized tax benefits was $4.9 million. We expect that the unrecognized tax benefits could increase within the next 12 months due to uncertain tax positions that may be taken, although at this time a reasonable estimate of the possible increase cannot be made.

In fiscal 2012, we recorded a deferred income tax expense of $1.9 million resulting primarily from the utilization of loss carry forwards to offset taxable income, especially in Canada.  The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. At this time, we anticipate that our income tax expense (current and deferred) for fiscal 2013 will be 32% to 37% of income before income taxes, exclusive of any potential further changes to the valuation allowance for our deferred tax assets or other company events. We also anticipate the current income tax expense portion for fiscal 2013 will be approximately 10% to 15% of income before income taxes.

We intend to actively explore business combinations during fiscal 2013 to add complementary services, products and customers to our existing businesses. Going forward, we intend to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, will listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

General economic conditions may affect results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets, the downgrade in US debt and debt concerns in Europe may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruptions in the financial markets and adverse economic conditions in the US and Europe and in other geographies.

Making and integrating acquisitions involves a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies or businesses that we believe are complementary to ours. For example, in 2012 we acquired Telargo, InterCommIT and GeoMicro. In 2011 we acquired Porthus, one of our largest acquisitions in the past several years, as well as Imanet and Routing International. In 2010 we acquired two businesses, Oceanwide and Scancode, and from 2007 to 2009 we acquired ten businesses in total. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In particular, with our acquisition of Telargo, we are in the process of integrating a business with inventory, which we have not had as part of our business previously. In addition, we may not identify all risks or fully assess risks identified in connection with an acquisition. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

We may have difficulties maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or operate services that we have limited experience operating or managing. For example, InterCommIT provides messaging services to insurance and financial institutions, Telargo manages inventory, and Porthus offers media and technology services. We may experience unanticipated challenges or difficulties maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services; and
•	Other risk factors identified in this report.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, or consolidate contracts with acquired companies.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System, AESDirect. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes, weather or natural disaster, or caused by terrorists, political instability, or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
During 2012, 52% of our revenues were denominated in US dollars, and historically our revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in Canadian dollars and euros. Therefore, changes in the value of the US dollar as compared to the Canadian dollar and the euro may materially affect our operating results. We generally have not implemented hedging strategies to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

We are dependent on certain key vendors for our inventory of mobile asset units, which could impede our development and expansion.
We currently have relationships with a small number of mobile asset unit vendors over which we have no operational or financial control and no influence in how these vendors conduct business. Suppliers of mobile asset units could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematic solutions business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, when we reduce our deferred tax valuation allowance, we will record income tax expense in any subsequent period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our GLN and our corresponding network revenues.

Our common share price has in the past been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations and the sale of our equity securities. As at January 31, 2012, we had cash and cash equivalents of $65.5 million and $3.0 million in unutilized operating lines of credit.

We may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

 If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our key technical, sales and marketing, and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the United States, or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, the accounting standard for business combinations, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

System or network failures or information security breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or forced to take mitigating actions to protect their information. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Information or infrastructure security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information. Any disruption to our services or compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st as the date for our annual impairment test. Although the results of our testing on October 31, 2011 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.
While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the EMEA and Asia Pacific regions;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at January 31, 2012, our accumulated deficit was $324.7 million. We had losses in 2005 and prior fiscal periods. Our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2011 and 2010 benefited from non-cash, net deferred income tax recoveries of $4.4 million and $10.9 million, respectively. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. However, non-cash, non-operational charges, such as income tax expenses or impairment charges, may adversely impact our ability to be profitable in any particular period. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality and industry-specific expertise;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with existing customers or prospects that we are targeting; and/or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Volatility or fluctuations in foreign currency exchange rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Financial Statements
Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with US GAAP and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is prepared on a basis consistent with the consolidated financial statements.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of January 31, 2012, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, management concluded that, as of January 31, 2012, our internal control over financial reporting was effective.

Management’s internal control over financial reporting as of January 31, 2012, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended January 31, 2012, as stated in the Report of Independent Chartered Accountants, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting
During the fiscal year ended January 31, 2012, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Arthur Mesher	Stephanie Ratza
Chairman of the Board	Chief Financial Officer
Chief Executive Officer	Waterloo, Ontario
Waterloo, Ontario

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the internal control over financial reporting of The Descartes Systems Group Inc. and its subsidiaries (the “Company”) as of January 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 31, 2012 of the Company and our report dated March 9, 2012 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 9, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated financial statements of The Descartes Systems Group Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at January 31, 2012 and January 31, 2011, and the consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Descartes Systems Group Inc. and subsidiaries as at January 31, 2012 and January 31, 2011, and the results of their operations and cash flows for each of the years in the three-year period ended January 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 9, 2012

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	65,547	69,644
Accounts receivable (net)
Trade (Note 5)	17,154	14,417
Other	5,324	3,967
Prepaid expenses and other	2,814	1,968
Inventory (Note 6)	413	-
Deferred income taxes (Note 17)	12,420	11,654
	103,672	101,650
CAPITAL ASSETS (Note 8)	9,287	7,309
GOODWILL (Note 9)	68,005	56,742
INTANGIBLE ASSETS (Note 10)	46,681	40,703
DEFERRED INCOME TAXES (Note 17)	31,279	34,865
	258,924	241,269
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,250	4,992
Accrued liabilities (Note 11)	12,247	11,342
Income taxes payable (Note 17)	1,318	471
Deferred revenue	6,636	6,310
Other liabilities	70	67
	25,521	23,182
DEFERRED REVENUE	1,718	1,665
INCOME TAX LIABILITY (Note 17)	3,277	2,468
DEFERRED INCOME TAXES (Note 17)	9,754	8,267
OTHER LIABILITIES	98	172
	40,368	35,754
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 12)
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,432,727 at January 31, 2012 (January 31, 2011 – 61,741,702) (Note 13)	90,924	88,148
Additional paid-in capital	452,424	452,300
Accumulated other comprehensive (loss) income	(63)	1,822
Accumulated deficit	(324,729)	(336,755)
	218,556	205,515
	258,924	241,269
The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

E. Demirian	Stephen Watt
Director	Director

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2012	2011	2010

REVENUES	113,990	99,175	73,768
COST OF REVENUES	38,313	33,875	22,983
GROSS MARGIN	75,677	65,300	50,785
EXPENSES
Sales and marketing	13,009	11,492	10,695
Research and development	19,044	16,971	14,435
General and administrative	14,272	13,633	10,728
Other charges (Note 18)	2,131	3,995	1,615
Amortization of intangible assets	11,996	11,471	6,929
	60,452	57,562	44,402
INCOME FROM OPERATIONS	15,225	7,738	6,383
INTEREST EXPENSE	(9)	(14)	-
INVESTMENT INCOME	174	209	342
INCOME BEFORE INCOME TAXES	15,390	7,933	6,725
INCOME TAX EXPENSE (RECOVERY) (Note 17)
Current	1,438	277	855
Deferred	1,926	(3,883)	(8,480)
	3,364	(3,606)	(7,625)
NET INCOME	12,026	11,539	14,350
EARNINGS PER SHARE (Note 14)
Basic	0.19	0.19	0.26
Diluted	0.19	0.18	0.25
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,218	61,523	55,389
Diluted	63,400	62,888	56,437

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2012	2011	2010
Common shares
Balance, beginning of year	88,148	86,609	44,986
Shares issued:
Stock options exercised	2,776	1,539	3,874
Issue of common shares net of issuance costs	-	-	37,749
Balance, end of year	90,924	88,148	86,609

Additional paid-in capital
Balance, beginning of year	452,300	451,591	449,462
Unearned compensation related to issuance of stock options	11	8	38
Stock-based compensation expense (Note 15)	1,213	1,076	3,371
Stock options exercised	(1,001)	(404)	(1,335)
Stock option income tax benefits	(99)	-	55
Purchase of non-controlling interest (Note 3)	-	29	-
Balance, end of year	452,424	452,300	451,591

Accumulated other comprehensive (loss) income
Balance, beginning of year	1,822	(2,034)	363
Foreign currency translation adjustments	(1,885)	3,856	(2,397)
Balance, end of year	(63)	1,822	(2,034)

Accumulated deficit
Balance, beginning of year	(336,755)	(348,294)	(362,644)
Net income	12,026	11,539	14,350
Balance, end of year	(324,729)	(336,755)	(348,294)

Total Shareholders’ Equity	218,556	205,515	187,872

Comprehensive income
Net income	12,026	11,539	14,350
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of income tax recovery of $350 for the year ended January 31, 2012 (January 31, 2011 - $534)	(1,885)	3,856	(2,397)
Total other comprehensive (loss) income	(1,885)	3,856	(2,397)
Comprehensive income	10,141	15,395	11,953

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2012	2011	2010
OPERATING ACTIVITIES
Net income	12,026	11,539	14,350
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	2,462	2,420	1,870
Amortization of intangible assets	11,996	11,471	6,929
Write-off of redundant assets (Note 8)	-	417	-
Amortization of deferred compensation	11	8	38
Stock-based compensation expense	1,213	1,076	3,371
Gain on sale of investment in affiliate (Note 7)	-	(20)	-
Loss from investment in affiliate (Note 7)	-	19	-
Deferred income taxes	1,926	(3,883)	(8,480)
Deferred tax charge	196	196	197
Changes in operating assets and liabilities:
Accounts receivable
Trade	(460)	2,748	788
Other	(822)	106	219
Prepaid expenses and other	(619)	51	364
Inventory	75
Accounts payable	(1,065)	(275)	478
Accrued liabilities	(1,682)	(3,088)	(3,253)
Income taxes payable	99	(1,733)	1,665
Deferred revenue	(1,430)	(1,163)	(2,001)
Cash provided by operating activities	23,926	19,889	16,535
INVESTING ACTIVITIES
Maturities of short-term investments	-	5,071	40,501
Purchase of short-term investments	-	-	(35,362)
Additions to capital assets	(4,734)	(1,656)	(1,626)
Proceeds from the sale of investment in affiliate (Note 7)	-	487	-
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(21,281)	(44,989)	(14,964)
Acquisition-related costs	-	-	(58)
Cash used in investing activities	(26,015)	(41,087)	(11,509)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	1,775	1,133	40,293
Repayment of other liabilities	(4,342)	(358)	-
Cash (used in) provided by financing activities	(2,567)	775	40,293
Effect of foreign exchange rate changes on cash and cash equivalents	559	513	(3,187)
(Decrease) increase in cash and cash equivalents	(4,097)	(19,910)	42,132
Cash and cash equivalents, beginning of year	69,644	89,554	47,422
Cash and cash equivalents, end of year	65,547	69,644	89,554
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	9	21	-
Cash paid during the year for income taxes	727	1,319	709

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations.

Note 2 - Significant Accounting Policies

Basis of presentation
We prepare our consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended January 31, 2012, is referred to as the “current fiscal year,” “fiscal 2012,” “2012” or using similar words. Our fiscal year, which ended January 31, 2011, is referred to as the “previous fiscal year,” “fiscal 2011,” “2011” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2013” refers to the annual period ending January 31, 2013 and the “fourth quarter of 2013” refers to the quarter ending January 31, 2013.

Change of Forfeiture Rate Estimate
Descartes accounts for stock-based compensation in accordance with the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Compensation - Stock Compensation” (“ASC Topic 718”). ASC Topic 718 requires us to estimate a forfeiture rate for option grants designed to facilitate the expensing of that portion of the fair value of stock options grants that we ultimately expect to vest.

In 2010, we reviewed our forfeiture rate assumptions. We considered various factors, including evidence of the decline in the attrition rate of employees, executive officers, and directors who had been granted stock options and evidence that, with recent increases in the price of our common shares, our outstanding unvested stock options were on average significantly more ‘in-the-money’. After considering these various factors, we determined to change our forfeiture rate estimates and stock-based compensation accounting as follows:

•	A 0% forfeiture rate estimate for grants of stock options to executive officers and directors; and
•	A 10% annualized forfeiture rate estimate for other grants of stock options.

We also determined to perform a quarterly reconciliation of actual forfeiture experience to the estimated forfeiture experience.

We followed the guidance in ASC Topic 250 “Accounting Changes and Error Corrections” (“ASC Topic 250”) and accounted for this change of estimate and the corresponding reconciliation to actual forfeitures in 2010. As a result of the above changes, we expensed $1.8 million in additional stock-based compensation in 2010.

Correction of Immaterial Error
In connection with our review of our forfeiture estimates in 2010, and in light of actual forfeiture experience that varied from the original forfeiture estimate used, we determined that there was insufficient evidence to support the forfeiture estimate used beginning November 1, 2007 in fiscal 2008 and fiscal 2009. We determined that the difference between the original forfeiture estimate used and the actual forfeiture experience should be accounted for as an error. As stock-based compensation expense is a non-cash item, this error did not impact net cash provided by operations in any period.

This error resulted in the understatement of stock-based compensation expense, with a corresponding understatement of additional paid in capital, as follows (in millions of dollars):

Years Ended January 31,
2008	0.6
2009	0.5
1.1

We considered the guidance in ASC Topic 250, in assessing the materiality of the error. In accordance with ASC Topic 250 and other GAAP guidance, we considered the total mix of information applicable to the error, including an evaluation from quantitative and qualitative perspectives. We concluded that the correction of this non-cash error is not material to the previously issued historical consolidated financial statements as well as the fiscal 2010 consolidated financial statements. Accordingly, we corrected the error in 2010 by expensing $1.1 million of additional stock-based compensation expense.

Basis of consolidation
The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Financial instruments
Fair value of financial instruments
Financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities.

Foreign exchange risk
We are exposed to foreign exchange risk because a higher proportion of our revenues are denominated in US dollars relative to expenditures. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, euro and various other foreign currencies.

Interest rate risk
We are exposed to reductions in interest rates, which could adversely impact expected returns from our investment of corporate funds in interest bearing bank accounts.

Credit risk
We are exposed to credit risk through our invested cash, cash equivalents and accounts receivable. We hold our cash and cash equivalents with reputable financial institutions. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign currency translation
We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment and use their local currency as their functional currency. The functional currency of the parent company is Canadian dollars. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. For the year ended January 31, 2012, foreign currency transaction losses of nil were included in net income (January 31, 2011 - $0.3 million; January 31, 2010 - $0.1 million).

Use of estimates
Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, allocations of the purchase price and the fair value of net assets acquired in business combination transactions, depreciation of capital assets, amortization of intangible assets, assumptions embodied in the valuation of assets for impairment assessment, stock-based compensation, restructuring costs, valuation allowances against deferred tax assets, tax positions and recognition of contingencies.

Cash and cash equivalents
Cash and cash equivalents include short-term deposits with original maturities of three months or less.

Allowance for doubtful accounts
We maintain an allowance for doubtful accounts for estimated losses resulting from customers who do not make their required payments. Specifically, we consider the age of the receivables, historical write-offs, the creditworthiness of the customer, and current economic trends among other factors. Accounts receivable are written off, and the associated allowance is eliminated, if it is determined that the specific balance is no longer collectible.

Inventory
Inventory consists of finished goods inventory stated at the lower of cost and net realizable value. Cost is determined on a first-in-first-out basis.

Impairment of long-lived assets
We account for the impairment and disposition of long-lived assets in accordance with ASC Section 360-10-35 “Property, Plant, and Equipment: Overall: Subsequent Measurement” (“ASC Section 360-10-35”). We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Goodwill and intangible assets
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”). When we acquire a business, we determine the fair value of the net tangible and intangible (other than goodwill) assets acquired and compare the total amount to the amount that we paid for the assets. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. We test for impairment at least annually at October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. Our annual goodwill impairment testing on October 31, 2011 indicated no evidence that goodwill impairment had occurred as of that date. We will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships	Straight-line over one-and-a-half to twenty years
Non-compete covenants	Straight-line over two to seven years
Existing technology	Straight-line over one to six years
Trade names	Straight-line over one-and-a half to fifteen years

Capital assets
Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	Straight-line over lesser of useful life or term of lease

Revenue recognition
We follow the accounting guidelines and recommendations contained in ASC Subtopic 985-605, “Software: Revenue Recognition” (“ASC Subtopic 985-605”) and ASC Topic 605, “Revenue Recognition” (“ASC Topic 605”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with ASC Subtopic 985-605.

We enter into arrangements from time to time that may consist of multiple deliverables which may include any combination of services, hardware and software licenses. Our typical multiple-element arrangements involve: (i) software with maintenance support services, (ii) professional services with one time set-up fees and (iii) hardware with services. For any arrangements involving multiple deliverables involving non software elements (hardware, one time set-up fees, professional services, subscription, etc.) the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence (“VSOE”) of selling price.  In instances when we are unable to establish the selling price using VSOE, we attempt to establish selling price of each element based on acceptable third party evidence of selling price (“TPE”); however we are generally unable to reliably determine the selling price of similar competitor products or services on a stand-alone basis.  In these instances, we use our best estimate of selling price (“BESP”) in our allocation of the arrangement consideration.  The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold on a stand-alone basis.  We determine BESP for each specific element in a multiple element arrangement considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices.

For arrangements involving multiple deliverables of software with maintenance support services, the revenue is recognized based on ASC Subtopic 985-605.  If we are unable to determine VSOE of fair value for all of the deliverables of the arrangement, but are able to obtain VSOE of fair value for all the undelivered elements, revenue is allocated using the residual method.  Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements.  If VSOE of fair value of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE of fair value did not exist; or (ii) when VSOE of fair value can be established.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

Government Grants
Government grants relating to costs are deferred and recognized in the income statement as a reduction of expense over the period necessary to match them with the costs that they are intended to compensate.

Research and development costs
We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under ASC Subtopic 985-20, “Software: Costs of Software to Be Sold, Leased, or Marketed” (“ASC Subtopic 985-20”). Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

Stock-based compensation
We adopted ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”) effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations since February 1, 2006 based on the straight-line attribution method. The accounting for our various stock-based employee compensation plans is described more fully in Note 15 below.

Income taxes
We account for income taxes in accordance with ASC Topic 740, “Income Taxes” (“ASC Topic 740”). ASC Topic 740 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

Effective February 1, 2007, we adopted ASC Subtopic 740-10 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“ASC Subtopic 740”) which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Subtopic 740 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The accounting for ASC Subtopic 740 is described more fully in Note 17 below.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options.

Recently adopted accounting pronouncements
In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements”. Specifically ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method and requires entities to allocate revenue using the relative-selling-price method. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which was our fiscal year beginning February 1, 2011. The adoption of this amendment has not had a material impact on our results of operations to date.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition”. The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which was our fiscal year beginning February 1, 2011. The adoption of this amendment has not had a material impact on our results of operations to date.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, which was our reporting period ended April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, which was our fiscal year beginning February 1, 2011. The adoption of ASU 2010-06, including the requirements adopted in the current period, has not had a material impact on our results of operations or disclosure to date.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition – Milestone Method” (“ASU 2010-17”). ASU 2010-17 establishes a revenue recognition model for contingent consideration that is payable upon achievement of an uncertain future milestone. ASU 2010-17 applies to research and development arrangements and requires a milestone payment be recorded in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities will not be precluded from making an accounting policy decision to apply another appropriate accounting policy that results in the deferral of some portion of the milestone payment. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010, which was our fiscal year beginning February 1, 2011. The adoption of this amendment has not had a material impact on our results of operations to date.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 clarifies that a public entity presenting comparative financial statements, should disclose revenue and earnings of the combined entity as though any business combinations that occurred during the current fiscal year had occurred as of the beginning of the comparative period. In addition ASU 2010-29 also expands the supplemental pro forma disclosures under ASC Topic 805 to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for acquisitions taking place in fiscal periods beginning on or after December 15, 2010, which was our fiscal year beginning February 1, 2011.The adoption of ASU 2010-29 has not had a material impact on our results of operations or disclosure to date.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”). ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test described in ASC Topic 350-20 “Intangibles – Goodwill and Other: Goodwill”. ASU 2011-08 is effective for condensed and annual periods beginning after December 15, 2011, with the option of early adoption. The adoption of ASU 2011-08 has been completed for our fiscal 2012 third quarter results. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements not yet adopted
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measures. ASU 2011-04 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires the presentation of the statement of income and other comprehensive income consecutively. ASU 2011-05 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 amends certain pending paragraphs in Update 2011-05 to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in Update 2011-05 are not affected by this update. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Note 3 - Acquisitions

On June 10, 2011, we acquired privately-held Telargo Inc. (“Telargo”), a provider of telematics solutions. Telargo is a software-as-a-service (“SaaS”) provider of mobile resource management applications (“MRM”) telematics solutions that enable its clients to monitor and manage mobile assets and help fleet owners comply with various transportation regulations. The total purchase price for the acquisition was $9.3 million, including $5.0 million in cash, net of cash acquired, and $4.3 million to repay financial liabilities. We also incurred acquisition-related costs, primarily for advisory services, of $0.5 million included in other charges in our consolidated statements of operations in 2012. The gross contractual amount of trade accounts receivable acquired was $2.3 million with a fair value of $1.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $1.2 million. We have recognized $2.4 million of revenues and a $1.3 million net loss from Telargo since the date of acquisition in our consolidated statements of operations in 2012.

During 2012, the purchase price allocation for Telargo was adjusted due to changes made to opening working capital estimates. The purchase price allocation adjustments were as follows: (i) current assets decreased by $0.2 million from $1.8 million to $1.6 million; and (ii) current liabilities increased by $0.2 million from $2.8 million to $3.0 million.

On November 2, 2011, we acquired privately-held InterCommIT BV (“InterCommIT”), a provider of business-to-business integration-as-a-service. InterCommIT is a SaaS provider of electronic data management services that enable its clients to seamlessly exchange data electronically. The total purchase price for the acquisition was $13.6 million in cash, net of cash acquired.  We also incurred acquisition-related costs, primarily for advisory services, of $0.6 million included in other charges in our consolidated statements of operations in 2012. The gross contractual amount of trade accounts receivable acquired was $1.2 million with a fair value of $1.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is nil. We have recognized $1.5 million of revenues and a $0.1 million net loss from InterCommIT since the date of acquisition in our consolidated statements of operations for 2012.

On January 20, 2012, we acquired privately-held GeoMicro, Inc. (“GeoMicro”), a leading California-based provider of advanced geographic information systems and commercial turn-by-turn navigation. GeoMicro’s platform enables advanced routing, navigation, field service, and spatial data business intelligence solutions. The total purchase price for the acquisition was $2.7 million in cash, net of cash acquired.  We also incurred acquisition-related costs, primarily for advisory services, of $0.1 million included in other charges in our consolidated statements of operations in 2012. The gross contractual amount of trade accounts receivable acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is nil. We have recognized $0.4 million of revenues and a $0.4 million net income from GeoMicro since the date of acquisition in our consolidated statements of operations for 2012.

The preliminary purchase price allocations for businesses we acquired during fiscal 2012, which have not been finalized, are as follows:

	GeoMicro	InterCommIT	Telargo	Total
Purchase price consideration:
Cash, excluding cash acquired related to Telargo ($201), InterCommIT ($829) and GeoMicro ($152)	2,674	13,605	5,002	21,281
Net working capital adjustments	(4)	(38)	(829)	(871)
	2,670	13,567	4,173	20,410
Allocated to:
Current assets	194	1,309	1,606	3,109
Deferred tax asset	715	4	2,344	3,063
Capital assets	29	87	381	497
Current liabilities	(672)	(510)	(3,045)	(4,227)
Deferred revenue	(559)	(410)	(893)	(1,862)
Deferred income tax liability	(987)	(2,693)	(2,441)	(6,121)
Other long term liabilities	-	(229)	(4,277)	(4,506)
Net tangible (liabilities) assumed	(1,280)	(2,442)	(6,325)	(10,047)
Finite life intangible assets acquired:
Customer agreements and relationships	364	2,367	427	3,158
Existing technology	1,746	7,806	5,749	15,301
Non-compete covenants	90	193	-	283
Trade names	51	273	-	324
Goodwill	1,699	5,370	4,322	11,391
	2,670	13,567	4,173	20,410

The Telargo, InterCommIT and GeoMicro transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocations in the table above represent our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we engage third-party valuation specialists. The valuation of the acquired assets is preliminary, may differ from the final purchase price allocation, and these differences may be material. Revisions to the valuation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocations will be completed within one year from the respective acquisition dates.

No in-process research and development was acquired in the Telargo, InterCommIT or GeoMicro transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	GeoMicro	InterCommIT	Telargo
Customer agreements and relationships	4 years	6.8 years	6.1 years
Non-compete covenants	5 years	7 years	6 years
Existing technology	4 years	5.3 years	n/a
Trade names	2 years	2 years	n/a

The goodwill on the Telargo, InterCommIT and GeoMicro acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. The goodwill arising from the Telargo, InterCommIT and GeoMicro acquisitions is not deductible for tax purposes.

The pro forma results of operations for the Telargo, InterCommIT and GeoMicro transactions have not been presented as they are not material to our consolidated financial statements.

On March 19, 2010, we acquired 96.17% of the outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a provider of global trade management solutions, at EUR 12.50 per share. Porthus’ solutions complement those of Descartes and grow our presence in the Europe, Middle East and Africa regions. The purchase price for the acquisition was $39.1 million in cash. We also incurred acquisition-related costs, primarily for brokerage and advisory services, of $1.1 million included in other charges in 2011. The gross contractual amount of trade accounts receivable acquired was $6.9 million with a fair value of $6.6 million at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $0.3 million. We have recognized $19.1 million of revenues and $3.9 million of net income before amortization expense of $3.9 million from Porthus since the date of acquisition in our consolidated statements of operations for 2011.

On April 16, 2010, we purchased the remaining 3.83% of the Porthus shares at EUR 12.50 per share, and all outstanding warrants at a price of EUR 12.33 per warrant issued pursuant to Porthus’ 2000 warrant plan and a price of EUR 20.76 per warrant issued pursuant to its 2001 warrant plan. The purchase price for the remaining shares and warrants was $1.8 million in cash.

The fair value of the non-controlling interest in Porthus was determined based on active market prices for the 3.83% shares not acquired as part of the March 19, 2010 acquisition. The excess of the $1.8 million purchase-price consideration when this non-controlling interest was acquired on April 16, 2010 and the fair value of the non-controlling interest in Porthus was recorded to additional paid-in capital.

During 2011, the purchase price allocation for Porthus was adjusted due to changes made to opening working capital estimates. The purchase price allocation adjustments were as follows: (i) current assets increased by $0.1 million from $14.0 million to $14.1 million; (ii) current liabilities increased by $0.6 million from $7.0 million to $7.6 million; (iii) deferred revenue increased by $0.6 million from $1.2 million to $1.8 million; (iv) deferred income tax liability decreased by $0.4 million from $6.9 million to $6.5 million; and (v) goodwill increased $0.7 million from $15.2 million to $15.9 million.

On April 19, 2010, we purchased all of the shares of privately-held 882976 Ontario Inc., doing business as Imanet (“Imanet”), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers. Imanet’s solutions focus on enabling members of the international trade community to communicate with Canada Border Services Agency (“CBSA”). Leading customs brokers, freight forwarders and Canadian importers manage their shipments and interactions with CBSA using Imanet’s solutions. Imanet’s solutions complement Descartes’ Global Trade and Compliance solutions. The purchase price for the acquisition was $5.8 million in cash. We also incurred acquisition-related costs, primarily for advisory services, of $0.1 million included in other charges in 2011. The gross contractual amount of trade accounts receivable acquired was $0.6 million with a fair value of $0.4 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $0.2 million. We have recognized $2.5 million of revenues and $0.5 million of net income before amortization expense of $0.7 million from Imanet since the date of acquisition in our consolidated statements of operations for 2011.

During 2011, the purchase price allocation for Imanet was adjusted due to changes made to opening working capital estimates and the purchase price consideration related to these net working capital adjustments. The purchase price allocation adjustments were as follows: (i) purchase price consideration was reduced by $0.1 million from $5.9 million to $5.8 million; (ii) current assets decreased by $0.1 million from $0.9 million to $0.8 million; (iii) current liabilities decreased by $0.1 million from $0.6 million to $0.5 million; and (iv) goodwill decreased $0.1 million from $2.3 million to $2.2 million.

On June 16, 2010, we acquired privately-held Belgian-based Routing International NV (“Routing International”), a developer and distributor of optimized route planning solutions. Routing International’s solutions join Descartes’ MRM 2.0 solution suite, which combines optimized real-time planning with wireless mobile technology to manage resources in motion. The purchase price for the acquisition was $3.9 million in cash. We also incurred acquisition-related costs, primarily for advisory services included in other charges in 2011, of $0.2 million. The gross contractual amount of trade accounts receivable acquired was $1.4 million with a fair value of $1.0 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $0.4 million. We have recognized $1.8 million of revenues and $0.2 million of net income before amortization expense of $0.3 million from Routing International NV since the date of acquisition in our consolidated statements of operations for 2011.

During 2011, the purchase price allocation for Routing International was adjusted due to changes made to opening working capital estimates and the purchase price consideration related to these net working capital adjustments. The purchase price allocation adjustments were as follows: (i) purchase price consideration was reduced by $0.3 million from $4.2 million to $3.9 million; (ii) current assets decreased by $0.2 million from $1.9 million to $1.7 million; and (iii) goodwill decreased by $0.1 million from $2.6 million to $2.5 million.

The final purchase price allocations for businesses we acquired during the year ended January 31, 2011, are set out in the following table:

	Routing International	Imanet	Porthus	Total
Purchase price consideration:
Cash, excluding cash acquired related to Porthus ($6,282), Imanet ($146) and Routing International ($567)	4,339	5,973	39,137	49,449
Net working capital adjustments	(491)	(216)	-	(707)
	3,848	5,757	39,137	48,742
Allocated to:
Current assets	1,686	797	14,108	16,591
Current deferred tax asset	136	-	755	891
Investment in affiliate	-	-	544	544
Capital assets	62	161	1,813	2,036
Current liabilities	(719)	(471)	(7,582)	(8,772)
Deferred revenue	(956)	(245)	(1,838)	(3,039)
Deferred income tax liability	(536)	(1,115)	(6,496)	(8,147)
Other long term liabilities	(137)	(70)	(241)	(448)
Net tangible assets (liabilities) assumed	(464)	(943)	1,063	(344)
Finite life intangible assets acquired:
Customer agreements and relationships	592	2,198	10,838	13,628
Existing technology	1,168	1,984	12,053	15,205
Non-compete covenants	-	196	281	477
Trade names	-	109	822	931
Goodwill	2,552	2,213	15,878	20,643
Non-controlling interest	-	-	(1,798)	(1,798)
	3,848	5,757	39,137	48,742

The results of operations for businesses we acquired in 2011 are included in our consolidated statement of operations from the date acquired, as indicated below.

The Porthus, Imanet and Routing International transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocations in the table above represent our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we engage third-party valuation specialists.

No in-process research and development was acquired in the Porthus, Imanet or Routing International transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Routing International	Imanet	Porthus
Customer agreements and relationships	5 years	8 years	6.5 years
Non-compete covenants	n/a	5 years	4.5 years
Existing technology	3.5 years	4 years	5 years
Trade names	n/a	3 years	1.5 years

The goodwill on the Porthus, Imanet and Routing International acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. The goodwill arising from the Porthus, Imanet and Routing International acquisitions is not deductible for tax purposes.

As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired Porthus as of the beginning of each of the periods presented. The pro forma results of operations for the Imanet and Routing International transactions have not been included in the table below as they are not material to our consolidated financial statements. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition of Porthus occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations

Year Ended	January 31,	January 31,
	2011	2010

Revenues	102,519	101,979
Net income	12,230	15,729
Earnings per share
Basic	0.20	0.28
Diluted	0.19	0.28

On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. The acquisition added more than 700 members to our Global Logistics Network™ (“GLN”) and extended our customs compliance solutions. Oceanwide’s logistics business (“Oceanwide”) is focused on a web-based, hosted software-as-a-service model. We acquired 100% of Oceanwide’s US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition was approximately $8.9 million in cash. We also incurred acquisition-related costs, primarily for advisory services, during 2010 in the amount of $0.2 million, which are included in other charges in our consolidated statements of operations. The gross contractual amount of trade accounts receivable acquired was $1.2 million with a fair value of $1.0 million at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $0.2 million. We have included $6.6 million of revenues from Oceanwide since the date of acquisition in our consolidated statements of operations for 2010.

During 2010, the purchase price consideration for Oceanwide was reduced by $0.2 million from $9.1 million to $8.9 million due to changes made to opening working capital estimates. This $0.2 million purchase price adjustment was allocated as follows: (i) current assets decreased by $0.1 million from $1.8 million to $1.7 million; and (ii) current liabilities increased by $0.1 million from $1.4 million to $1.5 million.

On March 10, 2009, we acquired 100% of the outstanding shares of privately-held Scancode Systems Inc. (“Scancode”) in an all-cash transaction. Scancode provides its customers with a system that provides up-to-date rates that allow customers to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. The purchase price for this acquisition was approximately $6.3 million in cash. We also incurred acquisition-related costs, primarily for advisory services, during 2010 in the amount of $0.2 million which were included in other charges in our consolidated statements of operations. The gross contractual amount of trade accounts receivable acquired was $0.8 million with a fair value of $0.8 million at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $0.1 million. We have included $5.1 million of revenues from Scancode since the date of acquisition in our consolidated statements of operations for 2010.

During 2010, the purchase price consideration for Scancode was reduced by $0.1 million from $6.4 million to $6.3 million due to changes made to opening working capital estimates. This $0.1 million purchase price adjustment was allocated as follows: (i) current assets decreased by $0.5 million from $3.6 million to $3.1 million, primarily resulting from changes to the current portion of deferred income tax asset; (ii) the long-term portion of deferred revenue increased by $0.1 million from $1.4 million to $1.5 million; (iii) the long-term deferred income tax liability decreased by $0.4 million from $1.8 million to $1.4 million; and (iv) goodwill increased by $0.1 million from $3.4 million to $3.5 million.

The final purchase price allocations for the businesses we acquired during the year ended January 31, 2010, are set out in the following table:

	Oceanwide	Scancode	Total
Purchase price consideration:
Cash, excluding cash acquired related to Oceanwide ($225) and Scancode ($603)	8,990	7,698	16,688
Net working capital adjustments	(88)	(1,420)	(1,508)
	8,902	6,278	15,180
Allocated to:
Current assets	1,706	3,142	4,848
Capital assets	172	89	261
Current liabilities	(1,458)	(3,692)	(5,150)
Deferred revenue	(249)	(1,465)	(1,714)
Income tax liability	(47)	-	(47)
Deferred income tax liability	(2,058)	(1,363)	(3,421)
Net tangible liabilities assumed	(1,934)	(3,289)	(5,223)
Finite life intangible assets acquired:
Customer agreements and relationships	4,165	4,332	8,497
Non-compete covenants	104	-	104
Existing technology	2,118	1,637	3,755
Trade names	46	109	155
Goodwill	4,403	3,489	7,892
	8,902	6,278	15,180

The results of operations for the businesses that we acquired in 2010 are included in our consolidated statement of operations from the date acquired, as indicated below.

The Oceanwide and Scancode transactions were accounted for using the acquisition method in accordance with ASC Topic 805. The purchase price allocations in the table above represent our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we engage third-party valuation specialists.

No in-process research and development was acquired in the Oceanwide or Scancode transactions.
The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Oceanwide	Scancode
Customer agreements and relationships	5 years	8 years
Non-compete covenants	2 years	n/a
Existing technology	3 years	5 years
Trade names	2 years	2 years

The goodwill on the Oceanwide and Scancode acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. Goodwill of $0.1 million that relates to our acquisition of certain of Oceanwide’s Canadian assets and liabilities is deductible for tax purposes. The goodwill arising from the acquisitions of Oceanwide’s US operations and Scancode is not deductible for tax purposes.

Supplemental pro forma information was impracticable to disclose as the pre-acquisition accounting for deferred revenues and deferred income taxes is based on estimates and assumptions that would require us to retroactively apply assumptions about management’s intent in a prior period that cannot be independently substantiated at this time and to make significant estimates about amounts that can no longer be objectively determined.

Note 4 – Cash and Cash Equivalents

	January 31,	January 31,
	2012	2011
Cash and cash equivalents
Cash on deposit with banks	65,547	69,644
Total cash and cash equivalents	65,547	69,644

We have operating lines of credit in Canada aggregating $3.0 million (CDN 3.0 million) as at January 31, 2012, of which nil was utilized (nil at January 31, 2011).  Borrowings under these facilities bear interest at prime based on the borrowed currency (3% on Canadian dollar borrowings and 3.25% on US dollar borrowings at January 31, 2012), are due on demand, and are secured by our investment portfolio and a general assignment of inventory and accounts receivable.

As at January 31, 2012 we have outstanding letters of credit of approximately $0.1 million (EUR 0.1 million) related to three of our leased premises ($0.1 million at January 31, 2011).

Note 5 - Trade Receivables

	January 31,	January 31,
	2012	2011
Trade receivables	17,886	15,634
Less: Allowance for doubtful accounts	(732)	(1,217)
	17,154	14,417

Bad debt expense was $0.3 million for the year ended January 31, 2012 (January 31, 2011 - $0.5 million; January 31, 2010 – $0.4 million).

Note 6 –Inventory

	January 31,	January 31,
	2012	2011
Finished goods	413	-
	413	-

Finished goods inventory consists of hardware and related parts for mobile asset units sold. No provision for excess or obsolete inventories has been recorded for the year ended January 31, 2012.

Note 7 - Investment in Affiliate

As part of the acquisition of Porthus, we acquired 44.4% of the outstanding shares of privately-held Desk Solutions NV (“Desk Solutions”). The investment in Desk Solutions has been accounted for under the equity method in accordance with ASC Topic 323, “Investments – Equity Method and Joint Ventures” (“ASC Topic 323”). Loss from Desk Solutions of $19,000 for the year ended January 31, 2011 is included in investment income in the consolidated statements of operations for 2011. This investment was sold in the second quarter of 2011 for proceeds of $487,000. A gain on the sale of this investment of $20,000 is included in investment income for the year ended January 31, 2011 in the consolidated statements of operations for 2011.

Note 8 - Capital Assets

	January 31,	January 31,
	2012	2011
Cost
Computer equipment and software	25,746	24,257
Furniture and fixtures	1,947	1,895
Leasehold improvements	3,086	2,914
Assets under construction	2,637	-
	33,416	29,066
Accumulated amortization
Computer equipment and software	19,851	17,822
Furniture and fixtures	1,700	1,630
Leasehold improvements	2,578	2,305
	24,129	21,757
	9,287	7,309

Computer equipment and software cost includes $0.3 million of assets recorded under capital leases as of January 31, 2012 ($0.3 million as of January 31, 2011). Included within depreciation expense in our consolidated statements of operations is amortization expense from assets under capital leases of $0.1 million for the year ended January 31, 2012 (January 31, 2010 - $0.1 million).

Pursuant to ASC Topic 350-40 “Intangibles – Goodwill and Other – Internal Use Software” we have capitalized $0.6 million of costs relating to the implementation of our SAP Enterprise Resource Planning System, included in the assets under construction category.

As discussed in Note 18, other charges include $0.4 million for write-off of redundant assets for the year ended January 31, 2011. The redundant assets represent computer software from our Belgian operations, acquired as part of the Porthus acquisition, which were made redundant as we continue to integrate Porthus into our operations.

Note 9 - Goodwill

	January 31,	January 31,
	2012	2011
Balance, beginning of year	56,742	34,456
Business acquisition – Telargo	4,322	-
Business acquisition – InterCommIT	5,370	-
Business acquisition – GeoMicro	1,699	-
Business acquisition – Porthus	-	15,878
Business acquisition – Imanet	-	2,213
Business acquisition – Routing International	-	2,552
Adjustments on account of foreign exchange and prior acquisitions	(128)	1,643
Balance, end of year	68,005	56,742

The business acquisitions of Telargo, InterCommIT, GeoMicro, Porthus, Imanet and Routing International are described in Note 3 to these consolidated financial statements.

In 2012, the adjustment on account of foreign exchange and prior acquisitions includes a $0.8 million earn-out adjustment in respect of the August 17, 2007 acquisition of Global Freight Exchange Limited. Specific performance targets were met during the period ending August 17, 2011, resulting in an additional amount payable to the former owners. As this acquisition closed prior to the effective date of ASC Topic 805 (previously Statement 141(R)), this adjustment has been accrued to goodwill. No adjustments relating to the earn-out were recorded in 2011.

Note 10 - Intangible Assets

	January 31,	January 31,
	2012	2011
Cost
Customer agreements and relationships	40,851	38,264
Non-compete covenants	1,607	1,349
Existing technology	38,012	23,583
Trade names	4,115	3,849
	84,585	67,045
Accumulated amortization
Customer agreements and relationships	20,532	15,636
Non-compete covenants	1,052	951
Existing technology	13,380	7,415
Trade names	2,940	2,340
	37,904	26,342
	46,681	40,703

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. During 2012, additions to intangible assets primarily consisted of the acquisitions of Telargo, InterCommIT and GeoMicro, described in Note 3 to these consolidated financial statements. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $46.7 million over the following periods: $12.0 million for 2013, $11.4 million for 2014, $9.3 million for 2015, $6.7 million for 2016, $5.1 million for 2017 and $2.2 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in our consolidated statements of operations for any of the fiscal years presented.

Note 11 - Accrued Liabilities

	January 31,	January 31,
	2012	2011
Accrued compensation and benefits	6,284	5,950
Amounts payable to former shareholders of prior acquisitions	390	391
Accrued purchase price consideration and other acquisition-related costs	792	264
Other accrued liabilities	4,781	4,737
	12,247	11,342

Note 12 - Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided in respect of our operating and capital lease obligations:

Years Ended January 31,	Operating Leases	Capital Leases	Total
2013	3,351	62	3,413
2014	2,412	62	2,474
2015	2,024	31	2,055
2016	1,548	-	1,548
2017	801	-	801
Thereafter	1,045	-	1,045
	11,181	155	11,336

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are outlined in the table above. Rental expense from operating leases was $3.6 million for the year ended January 31, 2012 (January 31, 2011 - $3.1 million; January 31, 2010 - $1.5 million).

Other Obligations
Income Taxes
We believe that it is reasonably possible that the gross unrecognized tax benefit as of January 31, 2012 could increase tax expense in the next 12 months by $4.9 million primarily relating to the underlying uncertain tax positions, relating primarily to the tax years becoming statute barred for purpose of future tax examinations by local taxing jurisdictions and the expiration of competent authority relief.

Deferred Share Unit and Restricted Share Unit Plans
As described in Note 15 to these consolidated financial statements, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the TSX at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested RSUs of $1.9 million for which no liability was recorded on our consolidated balance sheet at January 31, 2012, in accordance with ASC Topic 718 “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees” (“ASC Topic 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 13 - Share Capital

Common Shares Outstanding
We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

	January 31,	January 31,	January 31,
(thousands of shares)	2012	2011	2010
Balance, beginning of year	61,742	61,411	53,013
Shares issued:
Stock options exercised	691	331	1,227
Issue of common shares	-	-	7,171
Balance, end of year	62,433	61,742	61,411

On December 21, 2010, we announced that the TSX had approved the purchase by us of up to an aggregate of 4,997,322 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 22, 2011, through the facilities of the TSX and/or the NASDAQ, if and when we consider advisable. As of January 31, 2012 there were no purchases made pursuant to this normal course issuer bid. We did not renew the normal course issuer bid in fiscal 2012.

On December 18, 2009, Descartes announced that it was making a normal course issuer bid to purchase up to 5,458,773 common shares of Descartes through the facilities of the TSX and/or NASDAQ. Descartes did not purchase any shares under the bid, which commenced on December 23, 2009 and expired on December 22, 2010.

On October 20, 2009, we closed a bought-deal public share offering in Canada which raised gross proceeds of CAD 40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD 5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD 5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD 1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of approximately CAD 1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

Note 14 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

Year Ended	January 31, 2012	January 31, 2011	January 31, 2010

Net income for purposes of calculating basic and diluted earnings per share	12,026	11,539	14,350
(number of shares in thousands)
Weighted average shares outstanding	62,218	61,523	55,389
Dilutive effect of employee stock options	1,182	1,365	1,048
Weighted average common and common equivalent shares outstanding	63,400	62,888	56,437
Earnings per share
Basic	0.19	0.19	0.26
Diluted	0.19	0.18	0.25

For the years ended January 31, 2012, 2011 and 2010, respectively, 15,000, 219,607 and 348,219 options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for 2012, 2011 and 2010, respectively, the application of the treasury stock method excluded 418,480, 222,500 and 1,322,109 options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Note 15 - Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from their grant date and expire seven years from the grant date. Directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

As of January 31, 2012, we had 2,973,251 stock options granted and outstanding under our shareholder-approved stock option plan and 212,218 remained available for grant. In addition, we had 14,000 stock options outstanding not approved by shareholders.

Total estimated stock-based compensation expense recognized under ASC Topic 718 related to all of our stock options was included in our consolidated statement of operations as follows:

Year Ended	January 31,	January 31,	January 31,
	2012	2011	2010
Cost of revenues	110	73	172
Sales and marketing	251	229	815
Research and development	308	130	374
General and administrative	544	644	2,010
Effect on net income	1,213	1,076	3,371

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.5 million recognized in the United States ($0.3 million at January 31, 2011). We realized a nominal tax benefit in connection with stock options exercised during 2012.

As of January 31, 2012, $1.0 million of total unrecognized compensation costs, net of forfeitures, related to unvested awards is expected to be recognized over a weighted average period of 1.3 years. The total fair value of stock options vested during 2012 was $1.1 million.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

Year Ended	January 31, 2012		January 31, 2011	January 31, 2010
	Weighted-Average	Range	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	-	-	-	-
Expected volatility (%)	33.6	N/A	37.3	34.6 to 37.9	43.3	42.7 to 43.5
Risk-free rate (%)	2.4	N/A	2.5	1.8 to 2.6	2.0	1.9 to 2.3
Expected option life (years)	5	N/A	5	5	5	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2011	3,760,153	$4.06
Granted	284,534	$6.38
Exercised	(691,025)	$2.49
Forfeited	(182,854)	$5.70
Expired	(183,557)	$12.42
Balance at January 31, 2012	2,987,251	$3.97	2.9	11.7

Vested or expected to vest at January 31, 2012	2,886,231	$3.96	2.9	11.6

Exercisable at January 31, 2012	2,304,713	$3.70	2.4	9.6

The weighted average grant-date fair value of options granted during 2012, 2011 and 2010 was $2.18, $2.27, and $1.26 per option, respectively. The total intrinsic value of options exercised during 2012, 2011 and 2010 was approximately $2.9 million, $1.0 million and $3.5 million, respectively.

Options outstanding and options exercisable as at January 31, 2012 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Stock Options
$2.41 – $2.77	$2.53	344,340	0.3	$2.53	344,340
$3.06– $3.78	$3.31	1,286,531	3.4	$3.30	1,005,829
$4.08 – $4.94	$4.40	922,900	1.9	$4.40	883,150
$6.19 – $7.03	$6.24	433,480	5.8	$6.25	71,394
	$3.97	2,987,251	2.9	$3.70	2,304,713

A summary of the status of our unvested stock options under our shareholder-approved stock option plan and stock option plans not approved by shareholders as of January 31, 2012 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2011	1,129,366	$1.60
Granted	284,534	$2.18
Vested	(570,008)	$1.87
Forfeited	(161,354)	$2.09
Balance at January 31, 2012	682,538	$1.89

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $80,000), then the director must take at least 50% of the base annual fee for serving as a director (currently $30,000) in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is as follows:

Number of DSUs Outstanding
Balance at January 31, 2011	106,383
Granted	16,742
Settled in cash	(39,065)
Balance at January 31, 2012	84,060

As at January 31, 2012, the total number of DSUs held by participating directors was 84,060, representing an aggregate accrued liability of $0.7 million ($0.7 million at January 31, 2011). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $0.1 million, $0.1 million and $0.3 million for 2012, 2011 and 2010, respectively.

Restricted Share Unit Plan
Our board of directors adopted a restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of restricted share units, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The RSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year of a vesting date.

A summary of activity under our RSU plan is as follows:

	Number of RSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2011	413,235
Granted	284,801
Vested and settled in cash	(293,529)
Forfeited	(18,867)
Balance at January 31, 2012	385,640	1.8

Vested at January 31, 2012	20,144	-

Unvested at January 31, 2012	365,496	1.8

We have recognized the compensation cost of the RSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $1.2 million at January 31, 2012 ($1.1 million at January 31, 2011). As at January 31, 2012, the unrecognized aggregate liability for the unvested RSUs was $1.9 million ($1.7 million at January 31, 2011). The fair value of the RSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to RSUs recognized in our consolidated statements of operations was approximately $1.5 million, $1.5 million and $0.9 million for 2012, 2011 and 2010, respectively.

Note 16 - Employee Pension Plans

We maintain various defined contribution benefit plans for our Canadian, American and British employees. While the specifics of each plan are different in each country, we contribute an amount related to the level of employee contributions. These contributions are subject to maximum limits and vesting provisions, and can be discontinued at our discretion. The pension costs were $0.6 million in 2012 (January 31, 2011 - $0.5 million; January 31, 2010 - $0.3 million), of which $0.3 million was payable at January 31, 2012 ($0.2 million at January 31, 2011).

Note 17 - Income Taxes

Income before income taxes is earned in the following tax jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2012	2011	2010

Canada	17,225	5,045	489
United States	87	5,380	6,962
Other countries	(1,922)	(2,492)	(726)
	15,390	7,933	6,725

Income tax expense (recovery) is incurred in the following jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2012	2011	2010
Current income tax expense (recovery)
Canada	605	487	(75)
United States	295	311	794
Other countries	538	(521)	136
	1,438	277	855
Deferred income tax expense (recovery)
Canada	4,230	(3,245)	(2,126)
United States	(2,515)	4,831	(7,004)
Other countries	211	(5,469)	650
	1,926	(3,883)	(8,480)
	3,364	(3,606)	(7,625)

In 2012, our income tax expense was primarily impacted by a change in valuation allowance and other tax estimates in the United States which reduced our deferred income tax expense by $1.8 million, and a change in the valuation allowance in the Netherlands which increased deferred income tax expense by $0.7 million.  In 2011, our income tax recovery was impacted by the release of valuation allowance in the Netherlands and United Kingdom. This recovery was partially offset by the net of (i) amendments to the prior-period United States tax returns which resulted in a reduction of prior year tax loss carryforwards; (ii) taxation of unrealized foreign exchange losses in Sweden; (iii) an adjustment to the calculation of the United States tax loss carryforwards; (iv) the revised treatment of non-deductible acquisition-related costs; (v) charging of the tax effect of gains and losses included in other comprehensive income directly to other comprehensive income; (vi) a change in the uncertain tax positions; (vii) the revised treatment of certain assets as permanent differences rather than temporary differences; (viii) the recognition of the Ontario harmonization tax credit and similarly the change in the rate applied for taxation of future scientific research and experimental development credits; and (ix) the adjustment to deferred tax assets set up in Canada related to the writedown of assets not currently deductible. In 2011, items (i) through (ix) resulted in a $0.9 million, $0.3 million and $0.1 million decrease in deferred income tax expense in Canada, Sweden and the Netherlands, respectively, and a $2.1 million increase in deferred income tax expense in the United States. These items also resulted in a $0.4 million and $0.2 million decrease in current income tax expense in Sweden and the United States, respectively.

The components of the deferred income tax assets and liabilities are as follows:

	January 31,	January 31,
	2012	2011
Assets
Accruals not currently deductible	3,538	2,772
Accumulated net operating losses	48,027	55,769
Corporate minimum taxes	1,312	1,276
Difference between tax and accounting basis of capital assets	13,099	12,237
Writedown of assets not currently deductible	1,053	1,055
Research and development and other tax credits and expenses	4,659	4,472
Expenses of public offerings	261	482
Other timing differences	599	257
Total deferred income tax assets	72,548	78,320
Liabilities
Difference between tax and accounting basis of intangible assets	(3,410)	(6,529)
Uncertain tax positions incurred in loss years	(1,230)	(1,372)
Total deferred income tax liabilities	(4,640)	(7,901)
Net deferred income taxes	67,908	70,419
Valuation allowance	(33,963)	(32,562)
Net deferred income taxes, net of valuation allowance	33,945	37,857

Deferred income tax assets – current	12,420	11,457
Deferred income tax assets – non-current	31,279	34,667
Deferred income tax liabilities – non-current	(9,754)	(8,267)
Net deferred income taxes, net of valuation allowance	33,945	37,857

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred tax assets, we have recorded a valuation allowance for $33.9 million ($32.6 million at January 31, 2011) of our net deferred tax assets of $67.9 million ($70.4 million at January 31, 2011), resulting in a total net deferred tax asset of $33.9 million at January 31, 2012 ($37.9 million at January 31, 2011).

As at January 31, 2012, we had not accrued for Canadian income taxes and foreign withholding taxes applicable to approximately $32.5 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. The potential amount of unrecognized deferred Canadian income tax liabilities and foreign withholding and income tax liabilities on the unremitted earnings and foreign exchange gains is not currently practicably determinable.

The provision (recovery) for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2012	2011	2010
Combined basic Canadian statutory rates	28.1%	30.7%	32.9%

Income tax expense based on the above rates	4,325	2,436	2,214
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles	586	(2,198)	3,388
Effect of differences between Canadian and foreign tax rates	(275)	695	724
Effect of rate reductions on current year timing differences	(228)	659	-
Prior year adjustments and change in estimates	(1,242)	(59)	(11)
Application of research and development tax credits	-	-	(30)
Increases (decreases) in tax reserves	734	(149)	-
Valuation allowance	(864)	(5,241)	(14,162)
Deferral of tax charges	197	197	197
Other	131	54	55
Income tax expense (recovery)	3,364	(3,606)	(7,625)

We have income tax loss carryforwards which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2013	-	-	4,261	773	5,034
2014	-	-	3,469	435	3,904
2015	-	-	1,106	-	1,106
2016	-	-	776	22	798
2017	-	-	-	1,116	1,116
Thereafter	28,783	30,708	81,203	18,454	159,148
	28,783	30,708	90,815	20,800	171,106

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	January 31,	January 31,	January 31,
	2012	2011	2010
Unrecognized tax benefits, beginning of year	4,246	5,168	4,778
Gross (decreases) increases – tax positions in prior periods	42	(1,368)	47
Gross increases – tax positions in the current period	1,010	874	397
Lapsing of statutes of limitations	(441)	(428)	(54)
Unrecognized tax benefits, end of year	4,857	4,246	5,168

We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. Of the $4.9 million of unrecognized tax benefits at January 31, 2012, approximately $3.3 million would impact the effective income tax rate if recognized.

Consistent with our historical financial reporting, we recognize accrued interest and penalties related to unrecognized tax benefits in general and administrative expense. As at January 31, 2012 and January 31, 2011, the unrecognized tax benefits have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Years No Longer Subject to Audit
Tax Jurisdiction
United States Federal	2008 and prior
Canada	2003 and prior
United Kingdom	2008 and prior
Sweden	2005 and prior

Note 18 - Other Charges

Other charges are primarily comprised of charges related to certain restructuring initiatives which have been undertaken from time to time under various restructuring plans. Other charges also include acquisition-related costs with respect to completed and prospective acquisitions. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs. In 2011, other charges also included $0.4 million related to the write-off of certain computer software assets, acquired as part of the Porthus acquisition. These assets became redundant during the year ended January 31, 2011 due to the integration of Porthus into our operations.

Other charges included in our consolidated statements of operations are as follows:

	January 31,	January 31,	January 31,
	2012	2011	2010
Fiscal 2012 restructuring plan	353	-	-
Restructuring related to fiscal 2012 acquisitions	60	-	-
Fiscal 2011 restructuring plan	97	866	-
Restructuring related to fiscal 2011 acquisitions	22	1,011	-
Fiscal 2010 restructuring plan	-	156	754
Acquisition-related costs	1,599	1,545	861
Write-off of redundant assets	-	417	-
	2,131	3,995	1,615

Fiscal 2012 Restructuring Plan
In the fourth quarter of 2012, management approved and began to implement the fiscal 2012 restructuring plan to reduce operating expenses and increase operating margins. To date $0.4 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges and office closure costs. This plan is complete with expected remaining office closure costs of $0.1 million to $0.2 million to be expensed in 2013.

The following table shows the changes in the restructuring provision for the fiscal 2012 restructuring plan.

	Workforce Reduction	Office Closure Costs	Total
Balance at January 31, 2011	-	-	-
Accruals and adjustments	314	39	353
Cash draw downs	(305)	(20)	(325)
Balance at January 31, 2012	9	19	28

Restructuring Related to Fiscal 2012 Acquisitions
As described in Note 3 to these consolidated financial statements, we completed three acquisitions during the year ended January 31, 2012. As these acquisitions were completed, management approved and began to implement restructuring plans to integrate and streamline operations. To date $0.1 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges. This plan is complete with only the remaining provision below as payable.

The following table shows the changes in the restructuring provision for restructuring related to fiscal 2012 acquisitions.

Workforce Reduction
Balance at January 31, 2011	-
Accruals and adjustments	60
Cash draw downs	(51)
Balance at January 31, 2012	9

Fiscal 2011 Restructuring Plan
In the first quarter of 2011, management approved and began to implement the fiscal 2011 restructuring plan to reduce operating expenses and increase operating margins. To date $1.0 million has been recorded within other charges, with $0.1 million in 2012, in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is complete with no further expected costs.

The following table shows the changes in the restructuring provision for the fiscal 2011 restructuring plan.

	Workforce Reduction	Office Closure Costs	Network Consolidation Costs	Total
Balance at January 31, 2010	-	-	-	-
Accruals and adjustments	690	142	34	866
Cash draw downs	(380)	(123)	(34)	(537)
Balance at January 31, 2011	310	19	-	329
Accruals and adjustments	(2)	8	91	97
Cash draw downs	(308)	(27)	(91)	(426)
Balance at January 31, 2012	-	-	-	-

Restructuring Related to Fiscal 2011 Acquisitions
As described in Note 3 to these consolidated financial statements, we completed three acquisitions during the year ended January 31, 2011. As these acquisitions were completed, management approved and began to implement restructuring plans to integrate and streamline operations. To date $1.0 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges and network consolidation costs. This plan is complete with no further expected costs.

The following table shows the changes in the restructuring provision for restructuring related to fiscal 2011 acquisitions.

	Workforce Reduction	Network Consolidation Costs	Total
Balance at January 31, 2010	-	-	-
Accruals and adjustments	823	188	1,011
Cash draw downs	(765)	(184)	(949)
Balance at January 31, 2011	58	4	62
Accruals and adjustments	(13)	35	22
Cash draw downs	(45)	(39)	(84)
Balance at January 31, 2012	-	-	-

Fiscal 2010 Restructuring Plan
In the first quarter of 2010, management approved and began to implement the fiscal 2010 restructuring plan to reduce operating expenses and increase operating margins. To date $0.9 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is complete with only the remaining provision below as payable.

The following table shows the changes in the restructuring provision for the fiscal 2010 restructuring plan.

	Workforce Reduction	Office Closure Costs	Network Consolidation Costs	Total
Balance at January 31, 2010	95	27	-	122
Accruals and adjustments	100	-	56	156
Cash draw downs	(168)	(27)	(56)	(251)
Noncash draw downs and foreign exchange	2	-	-	2
Balance at January 31, 2011	29	-	-	29
Accruals and adjustments	-	-	-	-
Cash draw downs	-	-	-	-
Noncash draw downs and foreign exchange	-	-	-	-
Balance at January 31, 2012	29	-	-	29

Note 19 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic location of customer and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2012	2011	2010
Revenues
United States	48,602	44,903	44,544
Canada	15,051	12,960	9,167
Americas, excluding Canada and United States	1,196	958	789
Belgium	19,319	17,705	1,450
EMEA, excluding Belgium	24,515	19,149	14,249
Asia Pacific	5,307	3,500	3,569
	113,990	99,175	73,768

Year Ended	January 31,	January 31,	January 31,
	2012	2011	2010
Revenues
Services	105,645	93,684	69,590
Licenses	8,345	5,491	4,178
	113,990	99,175	73,768

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangibles that are attributed to individual geographic segments.

	January 31,	January 31,
	2012	2011
Total long-lived assets
United States	43,312	31,666
Canada	24,926	25,908
Belgium	36,581	43,055
EMEA, excluding Belgium	19,148	4,120
Asia Pacific	6	5
	123,973	104,754

Corporate Information

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.
100 University Avenue
Toronto, Ontario M5J 2Y1
North America: (800) 663-9097
International: (416) 263-9200

Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2 Lakewood, Colorado
80228 USA
International: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
North York, Ontario M2N 6L7
(416) 601-6150

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
(519) 746-8110 ext. 2358
(800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone: (519) 746-8110
(800) 419-8495
Fax:           (519) 747-0082

info@descartes.com
www.descartes.com